PREMIUM BILL





Insured:        MATRIX ADVISORS VALUE FUND INC. Date:   June 23, 2006


Producer:       LAWLEY RICHWOOD LLC

Company:        VIGILANT INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND
REFERENCED BELOW.
NOTE:  PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON
ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST. PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE           BOND NUMBER           COVERAGE          PREMIUM
July 16, 2006             81599218          ANNUAL RENEWAL      $ 4,000
                                                PREMIUM
     To

July 16, 2007





ICAP BOND


10%  Commission                                            TOTAL $ 4,000

Chubb Group of Insurance Companies              DECLARATIONS
                                                FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND


NAME OF ASSURED (including its Subsidiaries):   Bond Number: 81599218  Bond

MATRIX ADVISORS VALUE FUND INC.                 VIGILANT INSURANCE COMPANY
                                                Incorporated under the laws
747 THIRD AVE.                                  of New York
                                                a stock insurance company
NEW YORK, N Y 10017                             herein called the COMPANY

                                                55 Water Street,
                                                New York NY 10041-2899

ITEM 1. BOND PERIOD:    from    12:01 a.m. on   July 16, 2006
                        to      12:01 a.m. on   July 16, 2007

ITEM 2. LIMITS OF LIABILITYDEDUCTIBLE AMOUNTS:
If Not Covered is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.
There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                DEDUCTIBLE
INSURING CLAUSE                         LIMIT OF LIABILITY      AMOUNT

1.      Employee                        $       750,000 $       10,000
2.      On Premises                     $       750,000 $       10,000
3.      In Transit                      $       750,000 $       10,000
4.      Forgery or Alteration           $       750,000 $       10,000
5.      Extended Forgery                $       750,000 $       10,000
6.      Counterfeit Money               $       N/A     $       N/A
7.      Threats to Person               $       N/A     $       N/A
8.      Computer System                 $       N/A     $       N/A
9.      Voice Initiated Funds
        Transfer Instruction            $       N/A     $       N/A
10.     Uncollectible Items of Deposit  $       N/A     $       N/A
11.     Audit Expense                   $       25,000  $       N/A


ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS
OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:


1.  NEW YORK AMENDATORY ENDT
2.  COMPLIANCE W/TRADE SANCTION LAWS
3.  DELETING VALUATION-OTHER PROPERTY


IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ w. Andrew Macan

Secretary

/s/ Thomas F. Motamed
President

Countersigned by


/s/ Robert Hamburger

Authorized Representative



ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98)      Page 1 of 1

VIGILANT INSURANCE COMPANY
Endorsement No.  1 REVISED
        Bond Number:    81599218

NAME OF ASSURED:        MATRIX ADVISORS VALUE FUND INC.



REVISE ITEM 2. ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and  substituting the following:
ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:
If "Not Covered" is inserted below opposite any specified
INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.
 There shall be no deductible applicable to any loss under
INSURING CLAUSE 1 sustained by any Investment Company.
        SINGLE LOSS                                                   DEDUCTIBLE
INSURING CLAUSE                         LIMIT OF LIABILITY            AMOUNT
1.  Employee                            $       600,000         $     10,000
2.  On Premises                         $       600,000         $     10,000
3.  In Transit                          $       600,000         $     10,000
4.  Forgery or Alteration               $       600,000         $     10,000
5.  Extended Forgery                    $       600,000         $     10,000
6.  Counterfeit Currency                $       N/A             $     N/A
7.  Threats to Person                   $       N/A             $     N/A
8.  Computer System                     $       N/A             $     N/A
9.  Voice Initiated Funds
    Transfer Instruction                $       N/A             $     N/A
10. Uncollectible Items of Deposit      $       N/A             $     N/A
11. Audit Expense                       $       25,000          $     N/A




This Endorsement applies to loss discovered after 12:01 a.m. on July 16, 2006. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date:  July 19, 2006




          By

/s/ Robert Hamburger

Authorized Representative





ICAP Bond
Form 17-02-1582 (Ed. 5-98)      Page 1

                                       VIGILANT INSURANCE COMPANY
                                       Endorsement No.:   2 BOND
                                       Bond Number:      81599218

NAME OF ASSURED:     MATRIX ADVISORS VALUE FUND INC.
_______________________________________________________________

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.  By adding to Section 13, Termination, the following:

    Bonds In Effect Sixty (60) Days Or Less
    If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

    Bonds In Effect More Than Sixty (60) Days
    If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.
1.  Nonpayment of premium;
2. Conviction of a crime arising out of acts increasing the hazard insured against ;
3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;
4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;
5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;
6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York
Insurance Code; or
7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

    Notice Of Termination
    Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The
COMPANY, however, may deliver any notice instead of mailing it.

    Return Premium Calculations
    The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.  By adding a new Section reading as follows:

"Section 17.  Election To Conditionally Renew / Nonrenew This
Bond
     Conditional Renewal
If the COMPANY conditionally renews this Bond subject to:
1.  Change of limits of liability ;
2.  Change in type of coverage;
3.  Reduction of coverage;
4.  Increased deductible;
5.  Addition of exclusion; or
6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

     Notices Of Nonrenewal And Conditional Renewal
1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty
(120) days before:
a.  The expiration date; or
b. The anniversary date if this Bond has been written for a term of more than one year.
2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.
3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3.  By adding to General Agreement B., Representations Made By
Assured, the following:

No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.


This Endorsement applies to loss discovered after 12:01 a.m. on July 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  September 20, 2006

By

 /s/ Robert Hamburger
Authorized
Representative

===============================================================

Effective date of
this endorsement: July 16, 2006      VIGILANT INSURANCE COMPANY
                                     Endorsement No.:   3 BOND
                                     To be attached to and form
                                     a part of Bond
                                     Number:   81599218

Issued to:       MATRIX ADVISORS VALUE FUND INC.
______________________________________________________________

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  September 20, 2006

By

 /s/ Robert Hamburger
Authorized
Representative

=================================================================

                                       VIGILANT INSURANCE COMPANY
                                       Endorsement No.:   4 BOND
                                       Bond Number:    81599218

NAME OF ASSURED:     MATRIX ADVISORS VALUE FUND INC.
________________________________________________________________

DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.


This Endorsement applies to loss discovered after 12:01 a.m. on July 16, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:  September 20, 2006

By

 /s/ Robert Hamburger
Authorized
Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:


Insuring Clauses

Employee
1.      Loss resulting directly from Larceny or
Embezzlement committed by any Employee, alone or in collusion with others.

On Premises
2. Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit
3. Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:
a.      in an armored motor vehicle, including
loading and unloading thereof,
b.      in the custody of a natural person
acting as a messenger of the ASSURED,
or
c.      in the custody of a Transportation
Company and being transported in a
conveyance other than an armored motor
vehicle provided, however, that
covered Property transported in such
manner is limited to the following:
(1)     written records,
(2)     securities issued in registered
form, which are not endorsed or are
restrictively endorsed, or
(3)     negotiable instruments not payable
to bearer, which are not endorsed
or are restrictively endorsed.
Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or
Alteration
4.      Loss resulting directly from:
a.      Forgery on, or fraudulent material
alteration of, any bills of exchange,
checks, drafts, acceptances,
certificates of deposits, promissory
notes, due bills, money orders, orders
upon public treasuries, letters of
credit, other written promises, orders
or directions to pay sums certain in
money, or receipts for the withdrawal
of Property, or
b.      transferring, paying or delivering any
funds or other Property, or
establishing any credit or giving any
value in reliance on any written
instructions, advices or applications
directed to the ASSURED authorizing or
acknowledging the transfer, payment,
delivery or receipt of funds or other
Property, which instructions, advices
or applications fraudulently purport
to bear the handwritten signature of
any customer of the ASSURED, or
shareholder or subscriber to shares of
an Investment Company, or of any
financial institution or Employee but
which instructions, advices or
applications either bear a Forgery or
have been fraudulently materially
altered without the knowledge and
consent of such customer, shareholder,
subscriber, financial institution or
Employee;
excluding, however, under this INSURING
CLAUSE any loss covered under INSURING
CLAUSE 5. of this Bond, whether or not
coverage for INSURING CLAUSE 5. is
provided for in the DECLARATIONS of this Bond.
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery
5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:
a.      acquired, accepted or received,
accepted or received, sold or
delivered, or given value, extended
credit or assumed liability, in
reliance on any original Securities,
documents or other written instruments
which prove to:
(1)     bear a Forgery or a fraudulently
material alteration,
(2)     have been lost or stolen, or
(3)     be Counterfeit, or
b.      guaranteed in writing or witnessed any
signatures on any transfer,
assignment, bill of sale, power of
attorney, guarantee, endorsement or
other obligation upon or in connection
with any Securities, documents or
other written instruments.
Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the
ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.
Insuring Clauses

Extended Forgery
(continued)
For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money
6. Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person
7. Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e.
(1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:
a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and
b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.
        It is agreed that for purposes of this INSURING
CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System
8.      Loss resulting directly from fraudulent:
a.      entries of data into, or
b. changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:
(1) funds or other property to be transferred, paid or delivered,
(2)     an account of the ASSURED or of its
customer to be added, deleted, debited or credited, or
(3)     an unauthorized account or a fictitious
account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated
Funds Transfer
Instruction
9.      Loss resulting directly from Voice Initiated Funds
Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:
a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds
Transfer Instruction,
b. made by a person purporting to be a Customer, and
c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.
        In order for coverage to apply under this INSURING
CLAUSE, all Voice Initiated Funds Transfer
Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items
of Deposit
10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:
a.      redemptions or withdrawals to be permitted,
b.      shares to be issued, or
c.      dividends to be paid,
from an account of an Investment Company.
        In order for coverage to apply under this INSURING
CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.
        Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense
11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional
Companies Included
As Assured
A.      If more than one corporation, or Investment
Company, or any combination of them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.
(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.
(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named
ASSURED for the purposes of this Bond.

Representation Made
By Assured
B. The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.
        The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.
        Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

General Agreements
(continued)

Additional Offices
Or Employees -
Consolidation,
Merger Or Purchase
Or Acquisition Of
Assets Or
Liabilities -
Notice To Company
C. If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:
(1)     occurred or will occur on premises, or
(2) been caused or will be caused by an employee, or
(3) arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:
a.      gives the COMPANY written notice of the
proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
        c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -
Notice To Company
D.      When the ASSURED learns of a change in control
(other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment
Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:
(1)     the names of the transferors and transferees
(or the names of the beneficial owners if the voting securities are registered in another name),
(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(3)     the total number of outstanding voting
securities.
        Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And
Attorneys' Fees
E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE
1., this Section shall only apply in the event that:
(1) an Employee admits to being guilty of Larceny or Embezzlement,
(2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or
General Agreements

Court Costs And
Attorneys' Fees
(continued)
(3) in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

        The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.
        If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.
        If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.
        If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.
        If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.
        Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT
OF LIABILITY stated in ITEM 2. of the
DECLARATIONS.

Conditions And
Limitations

Definitions
1.      As used in this Bond:
a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.
b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.
c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.
d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice
Initiated Funds Transfer Instruction.
e.      Employee means:
(1)     an officer of the ASSURED,
(2)     a natural person while in the regular
service of the ASSURED at any of the
ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent
income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,
(3)     a guest student pursuing studies or
performing duties in any of the ASSURED'S premises,
(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,
(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,
(6)     an employee of an institution merged or
consolidated with the ASSURED prior to the effective date of this Bond,
(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or
Conditions And
Limitations

Definitions
(continued)
(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:
a.      creating, preparing, modifying or
maintaining the ASSURED'S computer software or programs, or
b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,
(9)     any partner, officer or employee of an
investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.
        The term Employee shall not include any
partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:
a.      which is not an "affiliated person" (as
defined in Section 2(a) of the Investment
Company Act of 1940) of an Investment
Company or of the investment advisor or
underwriter (distributor) of such
Investment Company, or
b.      which is a "bank" (as defined in Section
2(a) of the Investment Company Act of
1940).
        This Bond does not afford coverage in favor of the employers of persons as set forth in
e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.
        Each employer of persons as set forth in e.(4),
(5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.
        Independent contractors not specified in e.(4),
(5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered
Employees.

Conditions And
Limitations

Definitions
(continued)
f. Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.
g. Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.
h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.
i. Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.
j.      Property means money, revenue and other stamps;
securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange;
acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.
k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.
l.      Securities, documents or other written
instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Conditions And
Limitations

Definitions
(continued)
m. Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND
PERIOD and of which more than fifty percent
(50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
o. Voice Initiated Election means any election concerning dividend options available to
Investment Company shareholders or subscribers which is requested by voice over the telephone.
p. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice
Initiated Election.
For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions
- Applicable to All
Insuring Clauses
2.      This bond does not directly or indirectly cover:
a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;
b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
c. loss resulting from the effects of nuclear fission or fusion or radioactivity;
d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
g. loss resulting from indirect or consequential loss of any nature;

Conditions And
Limitations

General Exclusions
- Applicable to All
Insuring Clauses
(continued)
h. loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;
i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:
        (1)     of any law regulating:
a.      the issuance, purchase or sale of
securities,
b.      securities transactions on security or
commodity exchanges or the over the
counter market,
c.      investment companies,
d.      investment advisors, or
        (2) of any rule or regulation made pursuant to any such law; or
j. loss of confidential information, material or data;
k.      loss resulting from voice requests or
instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions
- Applicable To All
Insuring Clauses
Except Insuring
Clause 1.
3.      This Bond does not directly or indirectly cover:
a. loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:
(1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this
Section 3.b.  shall not apply to INSURING
CLAUSE 7., or
(2) to do damage to the premises or Property of the ASSURED;
c.      loss resulting from payments made or
withdrawals from any account involving
erroneous credits to such account;
d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;
e.      loss of property while in the mail;

Conditions And
Limitations

Specific Exclusions
- Applicable To All
Insuring Clauses
Except Insuring
Clause 1.
(continued)
f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.
g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;
h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or
i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions
- Applicable To All
Insuring Clauses
Except Insuring
Clauses 1., 4., And 5.
4.      This bond does not directly or indirectly cover:
a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;
provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;
b.      loss resulting from forgery or any alteration;
c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING
CLAUSE 5. or 6.

Limit Of
Liability/Non-
Reduction And Non-
Accumulation Of
Liability
5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:
a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
        c.      all acts, other than those specified in a.
above, of any one person, or
Conditions And
Limitations

Limit Of
Liability/Non-
Reduction And Non-
Accumulation Of
Liability
(continued)
d. any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
All acts, as specified in c. above, of any one person which
i. directly or indirectly aid in any way wrongful acts of any other person or persons, or
ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery
6. This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD.
Discovery occurs at the earlier of an officer of the ASSURED being aware of:
a. facts which may subsequently result in a loss of a type covered by this Bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable
DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -
Proof - Legal
Proceedings Against
Company
7.      a.      The ASSURED shall give the COMPANY notice
thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in
ITEM 2. of the DECLARATIONS.
b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.
c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.
e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

Conditions And
Limitations

Notice To Company -
Proof - Legal
Proceedings Against
Company
(continued)
f.      Proof of loss involving Voice Initiated Funds
Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount
8.      The COMPANY shall not be liable under any INSURING
CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF
LIABILITY stated in ITEM 2. of the DECLARATIONS.
        There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation
9.      BOOKS OF ACCOUNT OR OTHER RECORDS
        The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.
        The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.
        In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

        OTHER PROPERTY
        The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Conditions And
Limitations
(continued)

Securities
Settlement
10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.
        The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:
a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;
b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable
LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

        The value referred to in Section 10.a., b., and c.
is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.
        The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.
        The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and
c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation -
Assignment -
Recovery
11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
        Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:
a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,
b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,
c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and
Conditions And
Limitations

Subrogation -
Assignment -
Recovery
(continued)
d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
        Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of
Assured
12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:
a. submit to examination by the COMPANY and subscribe to the same under oath,
b. produce for the COMPANY'S examination all pertinent records, and
        c. cooperate with the COMPANY in all matters pertaining to the loss.

        The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond.
The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination
13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
        If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED
Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.
        This Bond will terminate as to any one ASSURED, other than an Investment Company:
a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or
b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or
c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.
        The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

Conditions And
Limitations

Termination
(continued)
        If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:
a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and
b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.
        The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission,
Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance
14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:
a.      the ASSURED,
b.      a Transportation Company, or
c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity
15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or
Modification
16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally.
No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.
        If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

Conditions And
Limitations

Change or
Modification
(continued)
        If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

                            APPROVAL OF FIDELITY BOND

                              Proposed Resolutions

            RESOLVED, that after consideration of all relevant factors, including the anticipated value of the aggregate assets of the Fund to which any person who will be covered under the Fund's fidelity bond will have access, the type and terms of arrangements made for the custody and safekeeping of the Fund's assets, the nature of the securities anticipated to be in the Fund's portfolio and the standing, experience and financial responsibility of the Advisor, custodian and Administrator, the Board hereby approves Bond No. 81599218 (DFI) issued by Chubb Group of Insurance Companies in an amount of $600,000 as the form and amount of fidelity bond for the Fund.

            RESOLVED FURTHER, that the filing of the Bond with the Securities and Exchange Commission and notice as required by Rule 17g-1 under the Investment Company Act of 1940 be, and hereby is, approved by the Fund's Assistant Treasurer;

            RESOLVED FURTHER, that the Assistant Treasurer be, and the same hereby is, authorized and empowered to execute such documents or take such further actions as deemed reasonably necessary.

      Premiums have been paid for the bond period from July 16, 2006 to July 16, 2007.